SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Match Group, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

57667L107
(CUSIP Number)

JEFFREY C. SMITH STARBOARD VALUE LP 777 Third Avenue, 18th Floor New York, New York 10017 (212) 845-7977
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2024
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 32 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57667L107	SCHEDULE 13D	Page 2 of 32 Pages

1	NAME OF REPORTING PERSON Starboard Value LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 17,641,850
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,641,850
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,641,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

*Includes 6,351,570 shares of Common Stock underlying the Current Forward Contracts (as defined below) exercisable within 60 days hereof.

CUSIP No. 57667L107	SCHEDULE 13D	Page 3 of 32 Pages

1	NAME OF REPORTING PERSON Starboard Value and Opportunity Master Fund LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,469,134
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,469,134
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,469,134*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

*Includes 5,147,080 shares of Common Stock underlying the Current Forward Contracts exercisable within 60 days hereof.

CUSIP No. 57667L107	SCHEDULE 13D	Page 4 of 32 Pages

1	NAME OF REPORTING PERSON Starboard Value and Opportunity Master Fund L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 468,907
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 468,907
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 57667L107	SCHEDULE 13D	Page 5 of 32 Pages

1	NAME OF REPORTING PERSON Starboard Value and Opportunity S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,092,611
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,092,611
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 57667L107	SCHEDULE 13D	Page 6 of 32 Pages

1	NAME OF REPORTING PERSON Starboard Value and Opportunity C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 847,487
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 847,487
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 57667L107	SCHEDULE 13D	Page 7 of 32 Pages

1	NAME OF REPORTING PERSON Starboard X Master Fund lTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,808,872
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,808,872
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,808,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 57667L107	SCHEDULE 13D	Page 8 of 32 Pages

1	NAME OF REPORTING PERSON Starboard Value A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,064,175
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,064,175
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,064,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 57667L107	SCHEDULE 13D	Page 9 of 32 Pages

1	NAME OF REPORTING PERSON Starboard Value A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,064,175
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,064,175
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,064,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 57667L107	SCHEDULE 13D	Page 10 of 32 Pages

1	NAME OF REPORTING PERSON Starboard Value R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,104,685
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,104,685
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,104,685*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

*Includes 1,204,490 shares of Common Stock underlying the Current Forward Contracts exercisable within 60 days hereof.

CUSIP No. 57667L107	SCHEDULE 13D	Page 11 of 32 Pages

1	NAME OF REPORTING PERSON Starboard Value L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 468,907
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 468,907
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 57667L107	SCHEDULE 13D	Page 12 of 32 Pages

1	NAME OF REPORTING PERSON Starboard Value R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,573,592
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,573,592
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,592*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

*Includes 1,204,490 shares of Common Stock underlying the Current Forward Contracts exercisable within 60 days hereof.

CUSIP No. 57667L107	SCHEDULE 13D	Page 13 of 32 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 17,641,850
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,641,850
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,641,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

*Includes 6,351,570 shares of Common Stock underlying the Current Forward Contracts exercisable within 60 days hereof.

CUSIP No. 57667L107	SCHEDULE 13D	Page 14 of 32 Pages

1	NAME OF REPORTING PERSON Starboard Principal Co LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 17,641,850
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,641,850
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,641,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

*Includes 6,351,570 shares of Common Stock underlying the Current Forward Contracts exercisable within 60 days hereof.

CUSIP No. 57667L107	SCHEDULE 13D	Page 15 of 32 Pages

1	NAME OF REPORTING PERSON Starboard Principal Co GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 17,641,850
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,641,850
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,641,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

*Includes 6,351,570 shares of Common Stock underlying the Current Forward Contracts exercisable within 60 days hereof.

CUSIP No. 57667L107	SCHEDULE 13D	Page 16 of 32 Pages

1	NAME OF REPORTING PERSON Starboard P fund lp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,257,198
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,257,198
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,257,198*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

*Includes 1,204,490 shares of Common Stock underlying the Current Forward Contracts exercisable within 60 days hereof.

CUSIP No. 57667L107	SCHEDULE 13D	Page 17 of 32 Pages

1	NAME OF REPORTING PERSON Starboard VALUE P GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,257,198
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,257,198
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,257,198*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO

*Includes 1,204,490 shares of Common Stock underlying the Current Forward Contracts exercisable within 60 days hereof.

CUSIP No. 57667L107	SCHEDULE 13D	Page 18 of 32 Pages

1	NAME OF REPORTING PERSON Starboard G FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,064,175
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,064,175
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,064,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 57667L107	SCHEDULE 13D	Page 19 of 32 Pages

1	NAME OF REPORTING PERSON Starboard VALUE G GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,064,175
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,064,175
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,064,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 57667L107	SCHEDULE 13D	Page 20 of 32 Pages

1	NAME OF REPORTING PERSON Jeffrey C. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,641,850
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,641,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,641,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

*Includes 6,351,570 shares of Common Stock underlying the Current Forward Contracts exercisable within 60 days hereof.

CUSIP No. 57667L107	SCHEDULE 13D	Page 21 of 32 Pages

1	NAME OF REPORTING PERSON Peter A. Feld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,641,850
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,641,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,641,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

*Includes 6,351,570 shares of Common Stock underlying the Current Forward Contracts exercisable within 60 days hereof.

CUSIP No. 57667L107	SCHEDULE 13D	Page 22 of 32 Pages

The following constitutes the Schedule 13D filed by the undersigned (this "Schedule 13D").

Item 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, par value $0.001 (the "Common Stock"), of Match Group, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 8750 North Central Expressway, Suite 1400, Dallas, TX 75231.

Item 2.	IDENTITY AND BACKGROUND.

(a)	This statement is filed by the entities and persons listed below:

(i) Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Master Fund"), with respect to the Common Stock directly and beneficially owned by it;

(ii) Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Common Stock directly and beneficially owned by it;

(iii) Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Common Stock directly and beneficially owned by it;

(iv) Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), with respect to the Common Stock directly and beneficially owned by it;

(v) Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), with respect to the Common Stock directly and beneficially owned by it;

(vi) Starboard P Fund LP, a Cayman Islands exempted limited partnership ("Starboard P LP"), with respect to the Common Stock directly and beneficially owned by it;

(vii) Starboard G Fund, L.P., a Delaware limited partnership ("Starboard G LP"), with respect to the Common Stock directly and beneficially owned by it;

(viii) Starboard Value P GP LLC ("Starboard P GP"), as the general partner of Starboard P LP;

(ix) Starboard Value G GP, LLC ("Starboard G GP"), as the general partner of Starboard G LP;

(x) Starboard Value A LP ("Starboard A LP"), as the managing member of Starboard G GP;

(xi) Starboard Value A GP LLC ("Starboard A GP"), as the general partner of Starboard A LP;

(xii) Starboard Value R LP ("Starboard R LP"), as the general partner of Starboard C LP and the managing member of Starboard P GP;

(xiii) Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

(xiv) Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard R LP and Starboard L GP;

(xv) Starboard Value LP ("Starboard Value"), as the investment manager of Starboard V&O Master Fund, Starboard L Master, Starboard C LP, Starboard X Master, Starboard P LP, Starboard G LP and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

CUSIP No. 57667L107	SCHEDULE 13D	Page 23 of 32 Pages

(xvi) Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value;

(xvii) Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

(xviii) Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

(xix) Jeffrey C. Smith ("Mr. Smith"), as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xx) Peter A. Feld ("Mr. Feld"), as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The address of the principal office of each of Starboard V&O Master Fund, Starboard L Master, Starboard S LLC, Starboard C LP, Starboard X Master, Starboard P LP, Starboard P GP, Starboard G LP, Starboard G GP, Starboard A LP, Starboard A GP, Starboard R LP, Starboard L GP, Starboard R GP, Starboard Value, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, 10th Floor, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Master Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)	The principal business of Starboard V&O Master Fund is serving as a private investment fund. Starboard V&O Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master, Starboard P LP and Starboard G LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value provides investment advisory and management services and acts as the investment manager of Starboard V&O Master Fund, Starboard C LP, Starboard L Master, Starboard X Master, Starboard P LP, Starboard G LP and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard A LP serves as the managing member of Starboard G GP. Starboard A GP serves as the general partner of Starboard A LP. Starboard R LP serves as the general partner of Starboard C LP and the managing member of Starboard P GP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard P GP serves as the general partner of Starboard P LP. Starboard G GP serves as the general partner of Starboard G LP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

CUSIP No. 57667L107	SCHEDULE 13D	Page 24 of 32 Pages

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Messrs. Smith and Feld are citizens of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Common Stock purchased by each of Starboard V&O Master Fund, Starboard L Master, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard G LP, Starboard X Master and Starboard Value (through the Starboard Value LP Account) were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 8,469,134 shares of Common Stock beneficially owned by Starboard V&O Master Fund is $288,042,019.87, excluding brokerage commissions (including $176,475,287.94 paid as consideration for Starboard V&O Master Fund's entry into certain Current Forward Contracts for the purchase of 5,147,080 shares of Common Stock). The aggregate purchase price of the 468,907 shares of Common Stock beneficially owned by Starboard L Master is $16,151,504.38, excluding brokerage commissions. The aggregate purchase price of the 1,092,611 shares of Common Stock beneficially owned by Starboard S LLC is $37,568,053.48, excluding brokerage commissions. The aggregate purchase price of the 847,487 shares of Common Stock beneficially owned by Starboard C LP is $29,136,819.75, excluding brokerage commissions. The aggregate purchase price of the 2,808,872 shares of Common Stock beneficially owned by Starboard X Master is $96,635,470.94, excluding brokerage commissions. The aggregate purchase price of the 1,633,466 shares of Common Stock beneficially owned by the Starboard Value LP Account is $50,990,898.34, excluding brokerage commissions. The aggregate purchase price of the 1,257,198 shares of Common Stock beneficially owned by Starboard P LP is $40,565,663.39, excluding brokerage commissions (including $38,879,558.18 paid as consideration for Starboard P LP's entry into certain UBS Current Forward Contracts (as defined below) for the purchase of 1,204,490 shares of Common Stock). The aggregate purchase price of the 1,064,175 shares of Common Stock beneficially owned by Starboard G LP is $32,720,882.64, excluding brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons purchased the shares of Common Stock described herein based on the Reporting Persons' belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase or sale of such shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of the shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 57667L107	SCHEDULE 13D	Page 25 of 32 Pages

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer (the "Board"), engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization of the Issuer, ownership structure, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

On July 15, 2024, Starboard Value delivered a letter to the Issuer, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	The percentages used in this Schedule 13D are calculated based upon 265,668,115 shares of Common Stock outstanding as of May 3, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2024.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

In addition to the shares of Common Stock beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that TD Asset Management Inc. and Toronto Dominion Bank (together, "TD") had investment discretion over 1,129,020 shares of Common Stock as of March 31, 2024, which would represent beneficial ownership of approximately 0.4% of the outstanding shares of Common Stock as of such date, as such information is set forth in the Form 13F-HR filings filed by TD Asset Management Inc. on May 8, 2024 and by Toronto Dominion Bank on May 14, 2024. As reported in the Form ADV filed by Starboard Value, Toronto Dominion Bank is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by Toronto Dominion Bank. The validity of the indirect transfer of Cowen Inc.'s ownership interest in Starboard Value is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a "group" within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

CUSIP No. 57667L107	SCHEDULE 13D	Page 26 of 32 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.2 and incorporated herein by reference.

Each of Starboard V&O Master Fund and Starboard P LP entered into forward purchase contracts with UBS (the "UBS Current Forward Contracts") as a counterparty, and Starboard V&O Master Fund entered into forward purchase contracts with Goldman Sachs (the "Goldman Sachs Current Forward Contracts" and, together with the UBS Current Forward Contracts, the "Current Forward Contracts") as a counterparty. The Current Forward Contracts provide for the purchase of an aggregate of 6,351,570 shares of Common Stock. Each of the UBS Current Forward Contracts has a final valuation date of September 15, 2025 and each of the Goldman Sachs Current Forward Contracts has a final valuation date of September 26, 2025; however, each of Starboard V&O Master Fund and Starboard P LP has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the Current Forward Contracts provides for physical settlement. Until the settlement date, none of the Current Forward Contracts give Starboard V&O Master Fund and Starboard P LP, as applicable, voting or dispositive control over the shares of Common Stock to which such contracts relate.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:	Letter to the Issuer's CEO and CFO, dated July 15, 2024.

Exhibit 99.2:	Joint Filing Agreement by and among the Reporting Persons, dated as of July 15, 2024.

Exhibit 99.3	Powers of Attorney for Jeffrey C. Smith and Peter A. Feld, dated as of July 15, 2024.

CUSIP No. 57667L107	SCHEDULE 13D	Page 27 of 32 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2024

Starboard Value and Opportunity Master Fund LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

Starboard X Master Fund LTD

By: Starboard Value LP,

its investment manager

STARBOARD P FUND LP

By: Starboard Value P GP LLC,

its general partner

STARBOARD G FUND, L.P.

By: Starboard Value G GP, LLC,

its general partner

STARBOARD VALUE P GP LLC

By: Starboard Value R LP,

its managing member

STARBOARD VALUE G GP, LLC

By: Starboard Value A LP,

its managing member

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE A GP LLC

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

        its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE R GP LLC

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

 STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
Name: Jeffrey C. Smith
Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

CUSIP No. 57667L107	SCHEDULE 13D	Page 28 of 32 Pages

SCHEDULE A

DIRECTORS AND OFFICERS OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD AND

STARBOARD X MASTER FUND LTD

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	Starboard Value LP 201 E Las Olas Boulevard, Suite 1000 Fort Lauderdale, Florida 33301	United States of America
Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 57667L107	SCHEDULE 13D	Page 29 of 32 Pages

SCHEDULE B

TRANSACTIONS IN COMMON SHARES BY THE REPORTING PERSONS

The following table set forth all transactions in the shares of Common Stock effected by each of the Reporting Persons during the past sixty (60) days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions.

Starboard Value LP (through the Starboard Value LP Account)

Nature of the Transaction	Amount of Securities Purchased (Sold)	Price per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	56,931	29.9598	07/08/2024
Purchase of Common Stock	4,404	29.5204	07/08/2024
Purchase of Common Stock	893	30.8542	07/09/2024
Purchase of Common Stock	53,307	30.8096	07/09/2024
Purchase of Common Stock	53,776	30.7407	07/10/2024
Purchase of Common Stock	13,553	30.9601	07/10/2024
Purchase of Common Stock	12,677	31.5438	07/11/2024
Purchase of Common Stock	17,872	31.5211	07/11/2024
Purchase of Common Stock	525	31.5000	07/12/2024
Purchase of Common Stock	21,483	32.3362	07/12/2024
Purchase of Common Stock	11,710	32.4196	07/12/2024
Purchase of Common Stock	506,035	30.4108	07/12/2024
Sale of Current Forward Contract*	(506,035)	30.3200	07/12/2024
Sale of Current Forward Contract*	(869,800)	31.6050	07/15/2024
Purchase of Common Stock	869,800	31.7702	07/15/2024
Purchase of Common Stock	1,657	31.9722	07/15/2024
Purchase of Common Stock	8,843	31.9928	07/15/2024

Starboard Value and Opportunity Master Fund Ltd

Nature of the Transaction	Amount of Securities Purchased (Sold)	Price per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	292,034	29.9598	07/08/2024
Purchase of Common Stock	22,592	29.5204	07/08/2024
Purchase of Common Stock	4,581	30.8542	07/09/2024
Purchase of Common Stock	273,446	30.8096	07/09/2024
Purchase of Common Stock	275,850	30.7407	07/10/2024
Purchase of Common Stock	69,522	30.9601	07/10/2024
Purchase of Common Stock	65,031	31.5438	07/11/2024
Purchase of Common Stock	91,676	31.5211	07/11/2024
Purchase of Common Stock	2,691	31.5000	07/12/2024
Purchase of Common Stock	110,202	32.3362	07/12/2024
Purchase of Common Stock	60,070	32.4196	07/12/2024
Sale of Current Forward Contract*	(2,000,000)	34.7666	07/15/2024
Purchase of Common Stock	2,000,000	35.3379	07/15/2024
Purchase of Common Stock	8,497	31.9722	07/15/2024
Purchase of Common Stock	45,362	31.9928	07/15/2024

CUSIP No. 57667L107	SCHEDULE 13D	Page 30 of 32 Pages

Starboard Value and Opportunity Master Fund L LP

Nature of the Transaction	Amount of Securities Purchased (Sold)	Price per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	14,760	29.9598	07/08/2024
Purchase of Common Stock	1,142	29.5204	07/08/2024
Purchase of Common Stock	232	30.8542	07/09/2024
Purchase of Common Stock	13,820	30.8096	07/09/2024
Purchase of Common Stock	13,942	30.7407	07/10/2024
Purchase of Common Stock	3,514	30.9601	07/10/2024
Purchase of Common Stock	3,287	31.5438	07/11/2024
Purchase of Common Stock	4,633	31.5211	07/11/2024
Purchase of Common Stock	136	31.5000	07/12/2024
Purchase of Common Stock	5,570	32.3362	07/12/2024
Purchase of Common Stock	3,036	32.4196	07/12/2024
Purchase of Common Stock	147,710	34.5390	07/12/2024
Sale of Current Forward Contract*	(147,710)	34.0325	07/12/2024
Sale of Current Forward Contract*	(254,402)	34.6568	07/15/2024
Purchase of Common Stock	254,402	35.3136	07/15/2024
Purchase of Common Stock	430	31.9722	07/15/2024
Purchase of Common Stock	2,293	31.9928	07/15/2024

Starboard Value and Opportunity S LLC

Nature of the Transaction	Amount of Securities Purchased (Sold)	Price per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	37,954	29.9598	07/08/2024
Purchase of Common Stock	2,936	29.5204	07/08/2024
Purchase of Common Stock	595	30.8542	07/09/2024
Purchase of Common Stock	35,538	30.8096	07/09/2024
Purchase of Common Stock	35,850	30.7407	07/10/2024
Purchase of Common Stock	9,035	30.9601	07/10/2024
Purchase of Common Stock	8,452	31.5438	07/11/2024
Purchase of Common Stock	11,915	31.5211	07/11/2024
Purchase of Common Stock	350	31.5000	07/12/2024
Purchase of Common Stock	14,322	32.3362	07/12/2024
Purchase of Common Stock	7,807	32.4196	07/12/2024
Purchase of Common Stock	338,459	34.5348	07/12/2024
Sale of Current Forward Contract*	(338,459)	34.0288	07/12/2024
Sale of Current Forward Contract*	(582,399)	34.6579	07/15/2024
Purchase of Common Stock	582,399	35.3148	07/15/2024
Purchase of Common Stock	1,104	31.9722	07/15/2024
Purchase of Common Stock	5,895	31.9928	07/15/2024

CUSIP No. 57667L107	SCHEDULE 13D	Page 31 of 32 Pages

Starboard Value and Opportunity C LP

Nature of the Transaction	Amount of Securities Purchased (Sold)	Price per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	29,519	29.9598	07/08/2024
Purchase of Common Stock	2,284	29.5204	07/08/2024
Purchase of Common Stock	463	30.8542	07/09/2024
Purchase of Common Stock	27,641	30.8096	07/09/2024
Purchase of Common Stock	27,884	30.7407	07/10/2024
Purchase of Common Stock	7,028	30.9601	07/10/2024
Purchase of Common Stock	6,573	31.5438	07/11/2024
Purchase of Common Stock	9,267	31.5211	07/11/2024
Purchase of Common Stock	272	31.5000	07/12/2024
Purchase of Common Stock	11,140	32.3362	07/12/2024
Purchase of Common Stock	6,072	32.4196	07/12/2024
Purchase of Common Stock	262,700	34.5307	07/12/2024
Sale of Current Forward Contract*	(262,700)	34.0249	07/12/2024
Sale of Current Forward Contract*	(451,200)	34.6576	07/15/2024
Purchase of Common Stock	451,200	35.3145	07/15/2024
Purchase of Common Stock	859	31.9722	07/15/2024
Purchase of Common Stock	4,585	31.9928	07/15/2024

Starboard X Master Fund Ltd

Nature of the Transaction	Amount of Securities Purchased (Sold)	Price per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	95,939	29.9598	07/08/2024
Purchase of Common Stock	7,422	29.5204	07/08/2024
Purchase of Common Stock	1,505	30.8542	07/09/2024
Purchase of Common Stock	89,833	30.8096	07/09/2024
Purchase of Common Stock	90,622	30.7407	07/10/2024
Purchase of Common Stock	22,839	30.9601	07/10/2024
Purchase of Common Stock	21,364	31.5438	07/11/2024
Purchase of Common Stock	30,117	31.5211	07/11/2024
Purchase of Common Stock	884	31.5000	07/12/2024
Purchase of Common Stock	36,204	32.3362	07/12/2024
Purchase of Common Stock	19,734	32.4196	07/12/2024
Purchase of Common Stock	869,965	34.5557	07/12/2024
Sale of Current Forward Contract*	(869,965)	34.0481	07/12/2024
Sale of Current Forward Contract*	(1,504,750)	34.6614	07/15/2024
Purchase of Common Stock	1,504,750	35.3183	07/15/2024
Purchase of Common Stock	2,791	31.9722	07/15/2024
Purchase of Common Stock	14,903	31.9928	07/15/2024

CUSIP No. 57667L107	SCHEDULE 13D	Page 32 of 32 Pages

Starboard P Fund LP

Nature of the Transaction	Amount of Securities Purchased (Sold)	Price per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	253,526	29.9598	07/08/2024
Purchase of Common Stock	19,613	29.5204	07/08/2024
Purchase of Common Stock	3,977	30.8542	07/09/2024
Purchase of Common Stock	237,390	30.8096	07/09/2024
Purchase of Common Stock	268,159	30.7407	07/10/2024
Purchase of Common Stock	67,583	30.9601	07/10/2024
Purchase of Common Stock	63,218	31.5438	07/11/2024
Purchase of Common Stock	89,120	31.5211	07/11/2024
Purchase of Common Stock	3,142	31.5000	07/12/2024
Purchase of Common Stock	128,642	32.3362	07/12/2024
Purchase of Common Stock	70,120	32.4196	07/12/2024
Sale of Common Stock	(500,000)	32.2587	07/12/2024
Sale of Common Stock	(502,586)	32.3732	07/12/2024
Purchase of Current Forward Contract*	1,002,586	32.3362	07/12/2024
Sale of Common Stock	(201,904)	31.9840	07/15/2024
Purchase of Current Forward Contract*	201,904	31.9941	07/15/2024
Purchase of Common Stock	8,315	31.9722	07/15/2024
Purchase of Common Stock	44,393	31.9928	07/15/2024

Starboard G Fund, L.P.

Nature of the Transaction	Amount of Securities Purchased (Sold)	Price per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	253,441	29.9598	07/08/2024
Purchase of Common Stock	19,607	29.5204	07/08/2024
Purchase of Common Stock	3,976	30.8542	07/09/2024
Purchase of Common Stock	237,310	30.8096	07/09/2024
Purchase of Common Stock	268,070	30.7407	07/10/2024
Purchase of Common Stock	67,561	30.9601	07/10/2024
Purchase of Common Stock	63,197	31.5438	07/11/2024
Purchase of Common Stock	89,090	31.5211	07/11/2024
Purchase of Common Stock	9,769	31.9722	07/15/2024
Purchase of Common Stock	52,154	31.9928	07/15/2024

* See Item 6 of this Schedule 13D for more information on the Current Forward Contracts.